

July 21, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Global X Funds, under the Exchange Act of 1934:

- Global X PureCap^{SM} MSCI Consumer Discretionary ETF

- Global X PureCap^{SM} MSCI Communication Services ETF

- Global X PureCap^{SM} MSCI Information Technology ETF

- Global X PureCap^{SM} MSCI Consumer Staples ETF

- Global X PureCap^{SM} MSCI Energy ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com